Exhibit 99.1

Regd. Office: Doddakannelli, Sarjapur Road, Bangalore-560 035.

COURT HEARING REGARDING SCHEME OF ARRANGEMENT

Date & Day:	February 21, 2013, Thursday

Venue:	Hon’ble High Court of Karnataka at Bangalore

INDEX

Sl. No.	Contents
1.	Notice of Court Hearing
2.	Format of Notice of Intention to Appear at the Hearing of the Court
3.	Format of Affidavit Listing the Grounds of Objection

The attached Notice of Court Hearing is being provided to you as an interested party to the Scheme of Arrangement, to notify you of your right to attend in person or via an advocate, and of your right to object. Wipro shareholders and ADS holders have the right to appear at the court hearing.

If you have any questions, please contact the Company at:

Contact for Investor Relations

Manoj Jaiswal	Sridhar Ramasubbu
Phone: +91-80-25056186	Phone: +1 408-242-6285
Manoj.Jaiswal@wipro.com	sridhar.ramasubbu@wipro.com

IN THE HON’BLE HIGH COURT OF KARNATAKA AT BANGALORE

ORIGINAL JURISDICTION

IN THE MATTER OF COMPANIES ACT, 1956

AND

IN THE MATTER OF SECTIONS 391 TO 394 READ WITH SECTIONS 78, 100 TO 103 OF

THE COMPANIES ACT, 1956

AND

IN THE MATTER OF WIPRO LIMITED

AND

IN THE MATTER OF SCHEME OF ARRANGEMENT BETWEEN WIPRO LIMITED, AZIM

PREMJI CUSTODIAL SERVICES PRIVATE LIMITED AND WIPRO TRADEMARKS

HOLDING LIMITED AND THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS

Company Petition No: 8 of 2013

Connected with

Company Application No. 1470 of 2012

WIPRO LIMITED, Registered Office : Doddakannelli, Sarjapur Road, Bangalore-560 035	… PETITIONER / DEMERGED COMPANY

To

The Shareholders of Wipro Limited,

TAKE NOTICE that by an Order made on the 17th January, 2013, in the above Company Petition, the Hon’ble High Court of Karnataka at Bangalore has fixed the date of hearing of the petition as 21st February, 2013 for considering the Scheme of Arrangement between Wipro Limited (Petitioner/Demerged Company), Azim Premji Custodial Services Private Limited (Resulting Company) and Wipro Trademarks Holding Limited (Trademark Company), which was presented by the Petitioner on 10th January, 2013.

TAKE FURTHER NOTICE THAT, if you are desirous of supporting or opposing the said petition should send to the petitioner’s advocate or to the Company Secretary of the Petitioner Company, notice of your intention signed by you or your advocate, with your name and address, so as to reach the petitioner’s Advocate, or to the Company Secretary not later than 2 days before the date fixed for the hearing of the petition in the format enclosed as Appendix A and B. Where you seek to oppose the petition, the grounds of opposition or a copy of the affidavit, shall be furnished with such notice. A copy of the petition will be furnished by the undersigned to any person requiring the same, on payment of the prescribed charges for the same.

Dated this the 17th day of January, 2013

To,
The Company Secretary
WIPRO LIMITED,
Registered Office :
Doddakannelli, Sarjapur Road,	(SAJI P.JOHN)
Bangalore-560 035	Advocate for Petitioner
SPJ Legal, Advocates
463, 13th Cross, 10th Main,
Wilson Garden,
Bangalore - 560 027

APPENDIX A - FORMAT OF NOTICE OF INTENTION TO APPEAR AT THE HEARING OF THE COURT

IN THE HON’BLE HIGH COURT OF KARNATAKA AT BANGALORE

ORIGINAL JURISDICTION

COMPANY APPLICATION NO. 1470 OF 2012

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 read with Sections 78, 100 to 103 of the Companies Act, 1956;

-And-

Wipro Limited, a public limited company incorporated under Companies Act, 1913 and deemed to be registered under the Act (as hereinafter defined), having its registered office at Doddakannelli, Sarjapur Road, Bangalore - 560035

-And-

In the matter of Scheme of Demerger between Wipro Limited, Azim Premji Custodial Services Private Limited, Wipro Trademarks Holding Limited and their respective shareholders and creditors.

COMPANY PETITION NO. 8 of 2013

Notice of Intention to Appear

To,

The Company Secretary

Wipro Limited,

A Block, Ground Floor

Doddakannelli, Sarjapur Road

Bangalore - 560035

(or)

To

SPJ Legal, Advocates (Advocate for the Petitioner)

463, 13th Cross, 10th Main,

Wilson Garden,

Bangalore - 560 027

Attn: Mr. Ramachandran Venkatesan, Company Secretary

Take notice that                      intends to appear at the hearing of the petition advertised to be heard on the 21st day of February 2013 and to oppose/support such petition.

(Name)

(Signature.)

Address:

Dated

APPENDIX B - FORMAT OF AFFIDAVIT LISTING THE GROUNDS OF OBJECTION

IN THE HON’BLE HIGH COURT OF KARNATAKA AT BANGALORE

ORIGINAL JURISDICTION

COMPANY APPLICATION NO. 1470 OF 2012

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 read with Sections 78, 100 to 103 of the Companies Act, 1956;

-And-

Wipro Limited, a public limited company incorporated under Companies Act, 1913 and deemed to be registered under the Act (as hereinafter defined), having its registered office at Doddakannelli, Sarjapur Road, Bangalore - 560035

-And-

In the matter of Scheme of Demerger between Wipro Limited, Azim Premji Custodial Services Private Limited, Wipro Trademarks Holding Limited and their respective shareholders and creditors.

COMPANY PETITION NO. 8 of 2013

Affidavit in support/opposition of Notice of Intention to Appear

I                      (name) of                      (city),                      (country) inhabitant, do hereby swear and state as follows:-

[To insert grounds of support/objection to the Scheme]

Solemnly affirmed at

aforesaid this      day of

Before me,

(Name and address of legal counsel/notary before which affidavit is sworn